Securities and Exchange Commission
450 Fifth Street, NW
Washington DC 20549
United States of A[redacted]

Company Secretarial Department

Catherine Marshall
Company Secretarial Assistant

Direct Fax +44 (0) 20 7968 8755
Direct Line +44 (0) 20 7698 8627
e-mail cmarshall@angloamerican.co.uk

6 September, 2005

Dear Sirs

Re: 12g3-2(b) Exemption for Anglo American plc
Exemption number 82 – 97

Pursuant to the provisions of Rule 12g3-2(b) promulgated under the Securities and Exchange Act of 1934, we are hereby furnishing information that Anglo American plc has made public announcements relating to:

- Director/PDMR Shareholding

Yours faithfully
For and on behalf of Anglo American plc

C Marshall
Company Secretarial Assistant
Encs - 5 copies

Anglo American plc
20 Carlton House Terrace London SW1Y 5AN United Kingdom
Tel +44 (0)20 7698 8888 Fax +44 (0)20 7698 8500 www.angloamerican.co.uk

ARS 081710

RNS 8833Q

Anglo American plc

(Incorporated in accordance with the laws of England and Wales)
Registered number: 3564138
Registered office: 20 Carlton House Terrace London SW1Y 5AN United Kingdom

Please refer to the attached announcement by our subsidiary, Anglo Platinum Limited, regarding the disposal of Anglo Platinum Limited shares by Mr B E Davison's family trust. Mr Davison is an Executive Director of Anglo American plc and this announcement is issued in compliance with the United Kingdom Listing Authority Disclosure Rule 3.1.4.

Issuer Long Name	: Anglo Platinum Limited
Instrument Alpha Code/Ticker Symbol	: AMS
ISIN	: ZAE000013181

ANGLO PLATINUM LIMITED - DEALINGS IN SECURITIES BY DIRECTORS

In compliance with 3.63 - 3.66 of the JSE Listing requirements, the following information is disclosed:

Name of Director	:	Mr B E Davison
Name of Company	:	Anglo Platinum Ltd
Date of Transaction	:	2 September 2005
Share Sale Price (per share)	:	R320,4095
Amount of Shares	:	10 000 shares
Total Value	:	R3 204 095,00
Class of Security	:	Ordinary shares of 10 cents each
Nature of Transaction	:	Sale of shares by the Barry Davison Family Trust
Nature of Interest	:	Beneficial
Confirmation of Clearance in terms of paragraph 3.66	:	Confirmed

Geoff Wilkinson
Deputy Secretary
6 September 2005

ARS 681718
RNS 8833Q

Anglo American plc
(Incorporated in accordance with the laws of England and Wales)
Registered number: 3564138
Registered office: 20 Carlton House Terrace London SW1Y 5AN United Kingdom

Please refer to the attached announcement by our subsidiary, Anglo Platinum Limited, regarding the disposal of Anglo Platinum Limited shares by Mr B E Davison's family trust. Mr Davison is an Executive Director of Anglo American plc and this announcement is issued in compliance with the United Kingdom Listing Authority Disclosure Rule 3.1.4.

Issuer Long Name	:	Anglo Platinum Limited
Instrument Alpha Code/Ticker Symbol	:	AMS
ISIN	:	ZAE000013181

ANGLO PLATINUM LIMITED - DEALINGS IN SECURITIES BY DIRECTORS

In compliance with 3.63 - 3.66 of the JSE Listing requirements, the following information is disclosed:

Name of Director	:	Mr B E Davison
Name of Company	:	Anglo Platinum Ltd
Date of Transaction	:	2 September 2005
Share Sale Price (per share)	:	R320,4095
Amount of Shares	:	10 000 shares
Total Value	:	R3 204 095,00
Class of Security	:	Ordinary shares of 10 cents each
Nature of Transaction	:	Sale of shares by the Barry Davison Family Trust
Nature of Interest	:	Beneficial
Confirmation of Clearance in terms of paragraph 3.66	:	Confirmed

Geoff Wilkinson
Deputy Secretary
6 September 2005

ARS 681718
RNS 8833Q

Anglo American plc
(Incorporated in accordance with the laws of England and Wales)
Registered number: 3564138
Registered office: 20 Carlton House Terrace London SW1Y 5AN United Kingdom

Please refer to the attached announcement by our subsidiary, Anglo Platinum Limited, regarding the disposal of Anglo Platinum Limited shares by Mr B E Davison's family trust. Mr Davison is an Executive Director of Anglo American plc and this announcement is issued in compliance with the United Kingdom Listing Authority Disclosure Rule 3.1.4.

Issuer Long Name	: Anglo Platinum Limited
Instrument Alpha Code/Ticker Symbol	: AMS
ISIN	: ZAE000013181

ANGLO PLATINUM LIMITED - DEALINGS IN SECURITIES BY DIRECTORS

In compliance with 3.63 - 3.66 of the JSE Listing requirements, the following information is disclosed:

Name of Director	:	Mr B E Davison
Name of Company	:	Anglo Platinum Ltd
Date of Transaction	:	2 September 2005
Share Sale Price (per share)	:	R320,4095
Amount of Shares	:	10 000 shares
Total Value	:	R3 204 095,00
Class of Security	:	Ordinary shares of 10 cents each
Nature of Transaction	:	Sale of shares by the Barry Davison Family Trust
Nature of Interest	:	Beneficial
Confirmation of Clearance in terms of paragraph 3.66	:	Confirmed

Geoff Wilkinson
Deputy Secretary
6 September 2005

AVS 681718
RNS 8833Q

Anglo American plc
(Incorporated in accordance with the laws of England and Wales)
Registered number: 3564138
Registered office: 20 Carlton House Terrace London SW1Y 5AN United Kingdom

Please refer to the attached announcement by our subsidiary, Anglo Platinum Limited, regarding the disposal of Anglo Platinum Limited shares by Mr B E Davison's family trust. Mr Davison is an Executive Director of Anglo American plc and this announcement is issued in compliance with the United Kingdom Listing Authority Disclosure Rule 3.1.4.

Issuer Long Name	:	Anglo Platinum Limited
Instrument Alpha Code/Ticker Symbol	:	AMS
ISIN	:	ZAE000013181

ANGLO PLATINUM LIMITED - DEALINGS IN SECURITIES BY DIRECTORS

In compliance with 3.63 - 3.66 of the JSE Listing requirements, the following information is disclosed:

Name of Director	:	Mr B E Davison
Name of Company	:	Anglo Platinum Ltd
Date of Transaction	:	2 September 2005
Share Sale Price (per share)	:	R320,4095
Amount of Shares	:	10 000 shares
Total Value	:	R3 204 095,00
Class of Security	:	Ordinary shares of 10 cents each
Nature of Transaction	:	Sale of shares by the Barry Davison Family Trust
Nature of Interest	:	Beneficial
Confirmation of Clearance in terms of paragraph 3.66	:	Confirmed

Geoff Wilkinson
Deputy Secretary
6 September 2005

ARS 081718
RNS 8833Q

Anglo American plc
(Incorporated in accordance with the laws of England and Wales)
Registered number: 3564138
Registered office: 20 Carlton House Terrace London SW1Y 5AN United Kingdom

Please refer to the attached announcement by our subsidiary, Anglo Platinum Limited, regarding the disposal of Anglo Platinum Limited shares by Mr B E Davison's family trust. Mr Davison is an Executive Director of Anglo American plc and this announcement is issued in compliance with the United Kingdom Listing Authority Disclosure Rule 3.1.4.

Issuer Long Name	:	Anglo Platinum Limited
Instrument Alpha Code/Ticker Symbol	:	AMS
ISIN	:	ZAE000013181

ANGLO PLATINUM LIMITED - DEALINGS IN SECURITIES BY DIRECTORS

In compliance with 3.63 - 3.66 of the JSE Listing requirements, the following information is disclosed:

Name of Director	:	Mr B E Davison
Name of Company	:	Anglo Platinum Ltd
Date of Transaction	:	2 September 2005
Share Sale Price (per share)	:	R320,4095
Amount of Shares	:	10 000 shares
Total Value	:	R3 204 095,00
Class of Security	:	Ordinary shares of 10 cents each
Nature of Transaction	:	Sale of shares by the Barry Davison Family Trust
Nature of Interest	:	Beneficial
Confirmation of Clearance in terms of paragraph 3.66	:	Confirmed

Geoff Wilkinson
Deputy Secretary
6 September 2005